Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-3 of Dolan Media Company (the Company) of our reports dated March 8, 2010, relating to our audits of the consolidated financial statements of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph of the Company’s change in its method of accounting for noncontrolling interest in subsidiaries and business combinations) as of December 31, 2009 and 2008 and for the three years ended December 31, 2009, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, which appear in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. We also consent to the reference of our firm as “Experts” in the prospectus, which is part of this registration statement.
/s/ McGladrey & Pullen, LLP
Minneapolis, Minnesota
March 18, 2010